UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

____________________

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

Globaloptions Group, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	30-0342273
(State of Incorporation or Organization)	(I.R.S. Employer Identification no.)

415 Madison Avenue 17th Floor New York, NY	10017
(Address of Principal Executive Offices)	(Zip Code)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to general Instruction A.(c), please check the following box. ☐
If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box ☒

Securities Act registration statement file number to which this form relates:	N/A
(If applicable)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class to be so Registered	Name of Each Exchange on Which Each Class is to be Registered

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, par value $0.001 per share
(Title of Class)

Preferred Stock Purchase Rights
(Ttile of Class)

Item 1.	Description of Registrant’s Securities to be Registered.

This Registration Statement registers under Section 12(g) of the Securities Exchange Act of 1934, as amended, the common stock, par value $0.001 per share (“Common Stock”), and preferred stock purchase rights, of GlobalOptions Group, Inc. (the “Company”).  The summaries of the material terms of the constituent instruments described below are not complete and are qualified in their entirety by reference to the full text of such documents, which are incorporated herein by reference.

Common Stock

The holders of Common Stock are entitled to one vote per share.  The Company’s certificate of incorporation does not provide for cumulative voting.  The holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Company’s Board of Directors (the “Board”) out of legally available funds.

Upon liquidation, dissolution or winding-up of the Company, the holders of Common Stock are entitled to share ratably in all assets of the Company which are legally available for distribution, after payment of or provision for all actual and potential liabilities and the liquidation preference of any outstanding preferred stock, of which currently there are none.  The holders of Common Stock have no preemptive, subscription, redemption or conversion rights.

Preferred Stock Purchase Rights

On September 7, 2010, the Company entered into a stockholder rights plan, dated as of September 7, 2010 (the “Rights Agreement”), by and between the Company and Continental Transfer & Trust Company, as rights agent (the “Rights Agent”).

On September 7, 2010, in connection with the Company’s entry into the Rights Agreement, the Board authorized the issuance of one right (a “Right”) to purchase one one-thousandth of a share of the Company’s Series A Junior Participating Preferred Stock, par value $0.001 per share (the “Series A Junior Participating Preferred Stock”), at a purchase price of $4.10 (such amount, as may be adjusted from time to time as provided in the Rights Agreement, the “Purchase Price”) for each share of the Company’s outstanding Common Stock to stockholders of record as of the close of business on September 17, 2010 (the “Record Date”).

On March 26, 2012, the Company entered into a First Amendment to Rights Agreement, dated as of March 26, 2012 (the “Amendment”), by and between the Company and the Rights Agent, which amended the definition of “Acquiring Person” under the Rights Agreement to lower the threshold for qualifying as an Acquiring Person to beneficial ownership, alone or together with all affiliates and associates of such of such person or group, of more than 10% of the outstanding Common Stock, and to make other conforming changes.

A summary of the materials terms of the Rights Agreement, as amended, the Rights and the Preferred Stock is set forth below.

Effectiveness.  The Rights Agreement became effective on September 7, 2010 (the “Effective Date”).  Rights will be issued in respect of all outstanding shares of Common Stock on the Record Date and for all additional shares of Common Stock issued prior to the earliest of the Distribution Date (as defined below), the redemption of the Rights or the Expiration Date (as defined below), except Rights may be distributed in respect of shares of Common Stock issued after the Distribution Date in certain limited circumstances.

Term.  The Rights will expire on the third anniversary of the date the Rights Agreement (the “Expiration Date”), unless earlier redeemed or canceled by the Company as provided below.

Exercisability.  The Rights will become exercisable upon the earlier of the following dates (the “Distribution Date”):

•
the close of business on the tenth calendar day after such date on which the Company learns that a person or group (including any affiliates or associate of such person or group) has acquired, or obtained the right to acquire, beneficial ownership (as defined in the Rights Agreement) of more than 10% of the outstanding Common Stock, or in the case of any person with beneficial ownership of more than 10% of the outstanding Common Stock on the date of the Rights Agreement, such person acquires additional shares of Common Stock representing 1% or more of the then-outstanding Common Stock (subject to certain exceptions) or becomes an affiliate or associate of another person who owns 1% or more of the then-outstanding Common Stock (any such person or group, an “Acquiring Person”); and

•
the close of business on the tenth calendar day (or, unless the Distribution Date previously occurred, such later day as may be specified by the Board), if any, as may be designated by the Board following the commencement of, or first public disclosure of an intention to commence, a tender or exchange offer for shares of Common Stock that could result in a person or group becoming the beneficial owner of more than 10% of the outstanding Common Stock.

Notwithstanding the foregoing, the Board may, in its sole discretion, determine that any person or group will not be deemed to be an “Acquiring Person” for any purposes of the Rights Agreement.

Rights Certificates and Detachability.  Prior to the Distribution Date, the Rights will be represented by the certificates for shares of Common Stock, and the Rights will be transferable only with the related Common Stock certificates and will be automatically transferred with any transfer of the related Common Stock.  After the Distribution Date, the Rights will “detach” from the Common Stock and will be separately transferable.

Terms of the Series A Junior Participating Preferred Stock.  The Series A Junior Participating Preferred Stock is not redeemable and will be, in ranking as to dividend and liquidation preferences, senior to the Common Stock.  Each share of Series A Junior Participating Preferred Stock will entitle its holder to preferential dividend payments of 1,000 times the aggregate per share amount of all cash dividends and 1,000 times (subject to adjustment under certain circumstances) the aggregate per share amount of all non-cash dividends and other distributions (other than dividends payable in Common Stock) declared per share of Common Stock, as and if declared by the Board.  In the event of liquidation, the holders of Series A Junior Participating Preferred Stock will receive a preferential liquidation payment equal to the accrued and unpaid dividends, plus an amount equal to the greater of (x) $1,000 per whole share or (y) an aggregate amount per share equal to 1,000 times (subject to adjustment under certain circumstances) the aggregate amount to be distributed per share to holders of Common Stock, provided that the liquidation amount to be received by any holder of the Series A Junior Participating Preferred Stock in the event of involuntary liquidation may not exceed $4.10 per share.  The terms of the Preferred Stock do not include the right to vote.  The rights of the Preferred Stock as to dividends and liquidation in the event of mergers and consolidations are protected by customary antidilution provisions as more fully described in the Rights Agreement.  Because of the nature of the Series A Junior Participating Preferred Stock dividend and liquidation rights, the value of the one one-thousandth interest in a share of Series A Junior Participating Preferred Stock purchasable upon exercise of each Right (subject to adjustment) should approximate the value of one share of Common Stock.

Dilution Adjustments.  The amount of Preferred Stock issuable upon exercise of the Rights is subject to adjustment by the Board in the event of any change in the Common Stock or Preferred Stock, whether by reason of stock dividends, stock splits, reclassifications, recapitalizations, mergers, consolidations, combinations or exchanges of securities, split-ups, split-offs, spin-offs, liquidations, other similar changes in capitalization, any distribution or issuance of assets, evidences of indebtedness or subscription rights, options or warrants to holders of Common Stock, Series A Junior Participating Preferred Stock or otherwise.

The Flip-In Provision.  Subject to future amendment of the Rights Agreement, at such time as any person or group becomes an Acquiring Person, the holder of each Right will thereafter have the right to receive, upon exercise of the Right and the payment of the Purchase Price, that number of one one-thousandths of a share of Series A Junior Participating Preferred Stock equal to the number of shares of Common Stock that at the time of the applicable triggering transaction would have a market value of twice the Purchase Price.  However, on or after the Distribution Date, any Rights that are or previously were beneficially owned by an Acquiring Person will become null and void and will not be subject to the “flip-in” provision.

The Flip-Over Provision.  In the event the Company is acquired in a merger or other business combination by an Acquiring Person, or 50% or more of the Company’s assets are sold to an Acquiring Person, each Right will entitle its holder to purchase common shares in the surviving entity at 50% of market price (subject to exceptions if the surviving entity does not have common shares registered under the Securities Exchange Act of 1934, as further described in the Rights Agreements).  As with the “flip-in” provision, on or after the Distribution Date, any Rights that are or previously were beneficially owned by an Acquiring Person will become null and void.

Exchange.  After any person or group becomes an Acquiring Person, the Board may elect to exchange each Right (other than Rights owned by an Acquiring Person) for consideration per Right consisting of one-half of the securities that would be issuable at such time upon the exercise of one Right, or, under certain circumstances, an equivalent value in cash, shares of Common Stock or other securities.

Redemption.  The Rights are redeemable by the Board at a redemption price of $0.001 per Right (the “Redemption Price”) any time prior to the earlier of the Distribution Date and the Expiration Date.  Immediately upon the action of the Board ordering the redemption of the Rights, and without any further action or notice, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

Amendment.  At any time prior to the Distribution Date, the Company may, in its sole and absolute discretion, without the approval of any holder of the Rights, supplement or amend any provision of the Rights Agreement, including the date on which a Distribution Date or Expiration Date will occur, the amount of the Purchase Price, the definition of “Acquiring Person” or the time during which the Rights may be redeemed.  From and after the Distribution Date, the Company may amend the Rights Agreement without the approval of any holders of Right Certificates (as defined in the Rights Agreement) (a) to cure any ambiguity or to correct or supplement any provision that may be defective or inconsistent with any other provision of the Rights Agreement, (b) to shorten or lengthen any time period under the Rights Agreement, or (c) to otherwise change or supplement any other provisions in the Rights Agreement in any matter that the Company may deem necessary or desirable and that does not adversely affect the interests of the holders of Right Certificates (other than an Acquiring Person or an affiliate or associate of an Acquiring Person).

Stockholder Rights.  Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

Certain Anti-Takeover Effects

The Company’s certificate of incorporation and by-laws, each as amended, include a number of provisions that may have the effect of delaying, deferring or discouraging another party from acquiring control of the Company and encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with the Board rather than pursue non-negotiated takeover attempts. These provisions include the items described below.

Fixing the Size of the Board.  The number of directors that shall constitute the whole Board shall be fixed from time to time as determined by action of the Board taken by the affirmative vote of a majority of the whole Board.

Removal of Directors and Filling Vacancies.  The Company’s by-laws provide that directors may be removed by stockholders only for cause, upon the affirmative vote of at least a majority of the voting power of all then outstanding shares of voting stock, voting together as a single class.  Any vacancy on the Board, however occurring, including a vacancy resulting from a removal for cause or from an increase in the size of the Board, may only be filled by a majority of the Company’s directors then in office, even if less than a quorum.

Amendment of the By-Laws.  The Company’s by-laws provide that the by-laws may be altered, amended or repealed by the Board, or by the Company’s stockholders, provided, however, the affirmative vote of the holders of at least 75% of the voting power of all of the then outstanding shares of the Company’s capital stock entitled to vote generally in the election of directors, voting together as a single class, is required for the Company’s stockholders to alter, amend or repeal the by-laws.

Action by Written Consent of Stockholders.  The Company’s by-laws provide that a stockholder seeking to have the stockholders authorize or take corporate action by written consent shall, by written notice to the Secretary, request the Board to fix a record date, which the Board shall do within 10 calendar days after the date on which such a request is received.  The Company’s by-laws also provide that no stockholder action by written consent may be effectuated until independent investigators certify the validity of any consent.

Advance Notice Requirements.  The Company’s by-laws establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors and other business to be brought before stockholder meetings. These procedures provide that notice of stockholder proposals must be timely given in writing to the Company’s corporate secretary prior to the meeting at which the action is to be taken. The notice must contain information specified in the by-laws.

Undesignated Preferred Stock.  The Company’s certificate of incorporation provides for 15,000,000 authorized shares of preferred stock, all of which are currently available for issuance. The existence of authorized but unissued shares of preferred stock may enable the Board to render more difficult or to discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise.

As discussed in detail above, under the terms of the Rights Agreement, in the event a person or group (including any affiliates or associate of such person or group) obtains beneficial ownership of 10% or more of the Common Stock, then under certain circumstances holders of Rights will have the ability to purchase, for the Purchase Price, as adjusted, either (i) a number of shares of Common Stock having a market value of twice the Purchase Price or (ii) in the event of a business combination or sale in which we are not the surviving corporation, a number of shares of common stock of the surviving corporation having a market value of twice the Purchase Price.  The Rights Agreement may have the effect of delaying, deferring or discouraging an acquisition of the Company that stockholders may consider favorable.

The Company may become subject to the provisions of Section 203 of the Delaware General Corporation Law.  In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner.  A “business combination” includes, among other things, a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder.  An “interested stockholder” is a person who, together with affiliates and associates, owns, or did own within three years prior to the determination of interested stockholder status, 15% or more of the corporation’s voting stock.  Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

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before the stockholder became interested, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•
upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding shares owned by persons who are directors and also officers, and employee stock plans, in some instances; or

•
at or after the time the stockholder became interested, the business combination was approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Item 2.	Exhibits.

Exhibit No.	Description
3.1	Certificate of Incorporation.(1)
3.2	Certificate of Amendment to Certificate of Incorporation.(2)
3.3	Certificate of Designations, Powers, Preferences and Other Rights and Qualifications of Series A Junior Participating Preferred Stock.(3)
3.4	Bylaws.(4)
3.5	Amendment to Bylaws.(5)
3.6	Amendment to Bylaws.(6)
4.1	Rights Agreement, dated as of September 7, 2010, by and between GlobalOptions Group, Inc. and Continental Transfer & Trust Company.(7)
4.2	First Amendment to Rights Agreement, dated as of March 26, 2012, by and between GlobalOptions Group, Inc. and Continental Transfer & Trust Company.(8)
__________________

(1)	Incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed with the SEC on December 11, 2006.
(2)	Incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed with the SEC on February 23, 2007.
(3)	Incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed with the SEC on September 8, 2010.
(4)	Incorporated by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K filed with the SEC on December 11, 2006.
(5)	Incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed with the SEC on May 16, 2007.
(6)	Incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed with the SEC on January 23, 2012.
(7)	Incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the SEC on September 8, 2010.
(8)	Incorporated by reference to Exhibit 4.2 to the Company’s Annual Report on Form 10-K filed with the SEC on March 30, 2012.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Dated: April 2, 2012	GLOBALOPTIONS GROUP, INC.

	By:	/s/ Jeffrey O. Nyweide
		Name:	Jeffrey O. Nyweide
		Title:	Chief Financial Officer and Executive Vice President